UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Commission File Number: 0-9266

Avino Silver & Gold Mines Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

#400 - 455 Granville Street Vancouver, B.C. V6C 1T1
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avino Silver & Gold Mines Ltd.

Date: June 10, 2005	By:	/s/ David Wolfin
	Name:	David Wolfin
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.01	June 3, 2003 News Release
99.02	June 3, 2003 Press Release
99.03	2003 Annual General Meeting Circular
99.04	June 26, 2003 Confirmation of Mailing to Shareholders
99.05	June 26, 2003 Supplemental Mailing Card
99.06	June 30, 2003 Confirmation of Mailing
99.07	BC Form 51-901F for the year ended January 31, 2003
99.08	Audited Financial Statements for the year ended January 31, 2003
99.09	Interim Financial Statements for the period ended April 30, 2003
99.10	Form 51-901F for the period ended April 30, 2003
99.11	Proxy
99.12	Notice of 2003 Annual General Meeting of Members